SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                             ASSURETEC HOLDINGS INC.
                             -----------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                  ------------
                                 (CUSIP Number)

                             R. Bruce Reeves, Ph.D.
                               200 Perimeter Road
                              Manchester, NH 03103
                                 (603) 641-8443
                                 ---------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 9, 2004
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for the Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ________________


(1) Names of Reporting Persons and I.R.S. Identification Nos. of Such Persons (entities only)

     (a)  Element 21 Golf Company

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]
     (b) [ ]

(3)  SEC Use Only ___________________________________________________________

(4)  Source of Funds (See Instructions): 00

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)  Citizenship or Place of Organization

     (a)  Element 21 Golf Company - a Delaware corporation

Number of Shares      (7)  Sole Voting Power:        5,433,800
Beneficially Owned
by Each Reporting     (8)  Shared Voting Power:            -0-
Person with:
                      (9)  Sole Dispositive Power:   5,433,800

                      (10) Shared Dispositive Power:       -0-

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 5,433,800

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11): 100%

(14) Type of Reporting Person (See Instructions):

     CO

Item 1. Security and Issuer.

     (a)  Name and address of principal executive offices of Issuer:

          AssureTec Holdings Inc.
          200 Perimeter Road
          Manchester, NH  03103

     (b)  Title and class of equity securities:

          Common Stock, $0.001 par value (the "Common Stock")

Item 2. Identity and Background.

Element 21 Golf Company
-----------------------

     (a)  Name of person filing:

          Element 21 Golf Company ("Element 21")

     (b)  Business Address

          200 Perimeter Road
          Manchester, NH  03103

     (c)  Principal business:

          Element 21 designs, develops and markets scandium alloy golf club shafts and golf heads.

     (d)  Criminal proceedings:

          During the last five years, Element 21 has not been convicted in any criminal proceeding.

     (e)  Civil Proceedings:

          During the last five years, Element 21 has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

     (f)  Citizenship or Place of Organization:

          Delaware

Officers, Directors and Control Persons of Element 21
-----------------------------------------------------

     (a)  Name of person filing:

          Gerald Enloe, Director and Chairman

     (b)  Business Address

          P.O. Box 14391
          Humble, TX 77347

     (c)  Principal occupation:

          Mr. Enloe has served as President and CEO of Houston Industrial Materials, Inc. since 1991.

     (d)  Criminal proceedings:

          During the last five years, Mr. Enloe has not been convicted in any criminal proceeding.

     (e)  Civil Proceedings:

          During the last five years, Mr. Enloe has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

     (f)  Citizenship or Place of Organization:

          U.S.

     *****

     (a)  Name of person filing:

          Nataliya Hearn, Ph.D., President, CEO and Director

     (b)  Business Address

          3173 Sandwich Street, 37
          Windsor, Ontario  H3A P7S

     (c)  Principal occupation:

          Dr. Hearn serves as President and CEO of the Company. Since 1999, Dr. Hearn has been an Associate Professor at the University of Windsor and since 1994 has been an Adjunct Professor at the University of Toronto.

     (d)  Criminal proceedings:

          During the last five years, Dr. Hearn has not been convicted in any criminal proceeding.

     (e)  Civil Proceedings:

          During the last five years, Dr. Hearn has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

     (f)  Citizenship or Place of Organization:

          Canada

     *****

     (a)  Name of person filing:

          Jim Morin, Vice President, Secretary/Treasurer and Director

     (b)  Business Address

          27672 Pasatiempo Drive
          Mission Viejo, CA  92692

     (c)  Principal occupation:

          Mr. Morin is an owner of, and since 1989 has been an officer of, Hyper Industries, a golf development and marketing company.

     (d)  Criminal proceedings:

          During the last five years, Mr. Morin has not been convicted in any criminal proceeding.

     (e)  Civil Proceedings:

          During the last five years, Mr. Morin has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

     (f)  Citizenship or Place of Organization:

          U.S.


Item 3. Source and Amount of Funds or Other Consideration.

     In June 2002, Element 21 formed AssureTec Holdings as a wholly owned subsidiary. AssureTec Holdings filed a registration statement on Form 10-SB ("Form 10-SB") with the Securities and Exchange Commission (the "SEC") on December 11, 2003 which automatically became effective on February 9, 2004.

Item 4. Purpose of the Transaction.

     As described in the Form 10-SB, Element 21 plans to spin off all its shares of AssureTec Holdings to Element 21 stockholders (the "Spin-Off"). In order to consummate the Spin-Off, AssureTec Holdings must clear SEC comments on the Form 10-SB and must file, and mail to stockholders of record, a definitive information statement on Schedule 14C describing the Spin-Off. On or about the same time as the Spin-Off, AssureTec Holdings intends to acquire all of the outstanding shares of AssureTec Systems, Inc., a Delaware company that is approximately 29.68% owned by AssureTec Holdings) that are not currently owned by AssureTec Holdings by conducting a share-for-share exchange (the "Share Exchange"). Other than the Spin-Off and the Share Exchange, the Reporting Persons have no plans or proposals that relate to or would result in:

     a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Issuer;

     f. Any other material change in the Issuer's business or corporate structure;

     g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

     h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

     j.   Any action similar to any of those enumerated above.


Item 5. Interests in Securities of the Issuer.

     (a) Number of shares beneficially owned and percent of class and (b) Rights with respect to the sole power to vote, direct the vote of, or dispose of shares:

          Element 21 formed AssureTec Holdings as a wholly owned subsidiary and currently owns 100% of the issued and outstanding common stock of AssureTec Holdings

     (c)  Recent transactions:

          None

     (d)  Rights with respect to dividends or sales proceeds:

          Not applicable

     (e)  Date of cessation of five percent beneficial ownership:

          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Other than the Spin-Off and the proposed Share Exchange described above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to the securities of the Issuer, including but not limited to transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

     None

                                    SIGNATURE

     After reasonable inquiry and to the best of the Reporting Persons' knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

                                            ELEMENT 21 GOLF COMPANY



Date:  February 18, 2004                    /s/ Gerald Enloe
                                            ----------------
                                            Gerald Enloe, Chairman and Director